

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2018

<u>**Via E-Mail**</u>

Bradley C. Weber, Esq.
Goodwin Procter LLP
135 Commonwealth Drive
Menlo Park, California 94025

> **Re:** **Amplify Snack Brands, Inc.**
> **Schedule 14D-9 filed January 2, 2018**
> **SEC File No. 005-89260**

Dear Mr. Weber:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>**Schedule 14D-9**</u>

<u>Certain Prospective Financial Information, page 34</u>

1.   We note you disclosed only "selected elements of the Projections." Revise your disclosure to include the Projections in their entirety. Also, revise your disclosure to describe the assumptions made in preparing the Projections.

We remind you that the company is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions